1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 1, 2016

VIA EDGAR CORRESPONDENCE

Mr. Vincent J. Di Stefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 333-17619 and 811-05349
Post-Effective Amendment No. 572 to the Registration Statement on Form N-1A

Dear Mr. Di Stefano:

This letter responds to the comment you provided to me during a telephonic discussion on July 29, 2016 with respect to your review of Post-Effective Amendment No. 572 (“PEA No. 572”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2016. PEA No. 572 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), for the purpose of changing the name and investment objective of the Goldman Sachs Short-Term Conservative Income Fund (f/k/a Goldman Sachs Limited Maturity Obligations Fund) (the “Fund”). We have summarized your comment below, followed by the Registrant’s response.

Comment: In the Fund’s prospectus, please include a broad-based securities market index that is more appropriate for the Fund than the Bank of America Merrill Lynch 3-6 Month U.S. Treasury Bill Index (the “Old Index”).

Response: The Fund hereby commits to adopting the Barclays Short-Term Government/Corporate Index (the “New Index”) as a broad-based securities market index. The Fund will disclose the New Index (as well as the Old Index, consistent with Instruction 6 to Item 27(b)(7) of Form N-1A) in its prospectus as soon as reasonably practicable, pending legal, logistical and other considerations (e.g., licensing requirements). The Fund expects to disclose the New Index in its prospectus within the next 30 days.

Mr. Vincent J. Di Stefano August 1, 2016 Page 2

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Steve Bier, Dechert LLP